Exhibit 99.1

Turbo Energy, S.A. Announces Pricing of Initial Public Offering

Valencia, Spain, September 21, 2023 – Turbo Energy, S.A. (Nasdaq: TURB) (the “Company”), a company engaged in the design, development, and production of equipment for the generation, management, and storage of photovoltaic (“PV”) energy, announced today the pricing of its initial public offering of 1,000,000 American Depositary Shares (“ADSs”), representing 5,000,000 ordinary shares, at a price of $5.00 per ADS to the public for a total of $5,000,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses (the “Offering”).

The Company has granted a 45-day option to the underwriters to purchase up to 150,000 additional ADSs representing 15% of the ADSs sold in this offering, solely to cover over-allotments, if any, less the underwriting discount. All of the ADSs are being offered by the Company. The ADSs are expected to begin trading on the Nasdaq Capital Market tomorrow, September 22, 2023, under the symbol “TURB.” The Offering is expected to close on September 26, 2023, subject to customary closing conditions.

Titan Partners Group, a division of American Capital Partners, LLC, is acting as lead underwriter for the Offering. Boustead Securities, LLC is acting as the representative of the underwriters.

The Offering is being made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus related to the Offering may be obtained, when available, from Titan Partners Group, a division of American Capital Partners, LLC, 7 World Trade Center, Floor 46, New York, NY 10006, Attention: Syndicate Department, or via email at info@titanpartnersgrp.com or telephone at (929) 833-1246. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

A registration statement on Form F-1, as amended (File No. 333-273198) relating to these securities was filed with the Securities and Exchange Commission and was declared effective on September 21, 2023. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Turbo Energy, S.A.

Turbo Energy, S.A. is a designer, developer, and manufacturer of equipment for the generation, management, and storage of photovoltaic (PV) energy. The Company’s energy storage products are managed, from the cloud by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that its products, compared to conventional battery storage systems, are focused on reducing the electricity bill in addition to protecting from power outages.

Turbo Energy’s flagship product, the Sunbox, is an all-in-one device that integrates most of the equipment for a domestic photovoltaic installation. Designed as a plug & play product, it only has to be connected to the photovoltaic panels and the home. The Sunbox is powered by AI and features a software system that monitors the generation, use, and management of photovoltaic energy through the analysis of large amounts of data related to energy generation, consumption, market prices, and weather forecasts. This AI system optimizes battery usage, reducing electricity bills and providing peak shaving and uninterruptible power supply functions.

The Company has focused all its efforts for 10 years on designing a residential product with customer-centric operating modes and software. With this experience in innovation, in 2022 it launched a version of Sunbox for electric vehicles with an integrated charger. Its special three charging modes along with the intelligent management algorithm have a patent application pending to be resolved. And in 2023 the C&I scale solution has been added to the portfolio, significantly expanding the range of target clients.

Two years ago, Turbo Energy began the international expansion process, having introduced the first sales in 14 countries, mainly in Europe.

Turbo Energy is part of the Umbrella Solar Investment Group, whose main shareholder is Crocodile Investment, S.L.U, with a registered office in Valencia, Spain. The majority shareholder of Turbo Energy, S.A is Umbrella Solar Investment, S.A, which is part of the Umbrella Solar Investment Group.

For more information, please visit the Company’s website at: https://www.turbo-e.com/

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact Information:

For Media and Investor Relations:

Alejandro Moragues Navarro

Chief Financial Officer

Turbo Energy, S.A.

alejandromoragues@turbo-e.com

+ 34 601 902 576

Skyline Corporate Communications Group, LLC
Scott Powell, President
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835
Email: info@skylineccg.com

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